Exhibit 10.20

Monday, March 14, 2020

Kevin Kennedy

Dear Kevin,

On behalf of Quanergy Systems, Inc. (the “Company”), I am pleased to extend an offer of employment to you as Chief Executive Officer, reporting to Company’s Board of Directors (the “Board”). You will work at our Headquarters located in Sunnyvale, CA. The details of your role and responsibilities are explained in Exhibit A. Of course, the Company may change your duties and work location from time to time in its discretion, subject to the provisions regarding your resignation for “Good Reason” set out below.

You will be paid a base salary at the rate of not less than $300,000.00 per year, less payroll deduction and withholdings, paid in accordance with the Company’s regular payroll practices. The Board will review your base salary rate for potential increase (based on your performance and the Company’s performance) on a not less than annual basis.

You will receive a one-time sign-on bonus of $64,000.00, less payroll deduction and withholdings, to be paid in the first regular pay cycle following your employment start date.

You will also be eligible to receive an annual (calendar year basis) bonus targeted at 100% of your then-current annual base salary rate. For calendar year 2020, your annual bonus shall be determined and calculated as follows:

(i)	50% of your target bonus based on the attainment of the following objectives.

•	rebuild of engineering talent, in excess of 7 to 9 hires.

•	fully characterize the state of the current node.

•	complete the Kirk recommendations including the discipline of a program management function.

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ensure execution of 2020 aspirational product roadmap. Such product roadmap shall be generated and approved by the Board of Directors within sixty (60) days of employee’s first day of employment as CEO.

•	ensure at least 2 new solid-state products begin introduction in 2020

The Board will determine, in its good faith discretion, what percentage of the above objectives are achieved in 2020, and such percentage will then be multiplied by 50%, and the resulting percentage will be multiplied by $300,000 to determine the amount of this component of your 2020 bonus ($150,000 maximum).

(ii)	50% of your target bonus based on the attainment of following objective:

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execution of a revised financial business plan, including an annual revenue goal for 2020. Such financial business plan shall be generated and approved by the Board within sixty (60) days of employee’s first day of employment as CEO.

The payout criteria for this portion of your 2020 bonus is as follows

Quanergy Systems, Inc. 433 Lakeside Dr. Sunnyvale, CA 94085

Minimum Achievement of annual plan revenue goal needed for payout:

80% 100K of payout at 80% of annual plan revenue goal

150K of payout at 100% of annual plan revenue

goal 225K of payout at 120% of annual plan revenue goal

The annual bonus if earned, shall be paid no later than March 15, following the calendar year in which the bonus was earned. You must be actively employed by the Company on December 31 of a given year in order to be eligible to earn a bonus for that year. Following 2020, the Board and you will agree upon the performance targets (and weighting) that will be used to determine your annual bonus amount; such targets will be agreed upon in writing/email within the first 60 days of each year.

You will also be eligible to participate in Quanergy System’s Retention Plan. Subject to the approval of the Board of Directors of the Company (the “Board”) and compliance with the terms and conditions of Quanergy System’s Retention Plan you will be rewarded a Retention Bonus amount equal to $1,000,000.00.

As an employee of the Company, you will also be eligible to participate in the Company’s Stock Incentive Plan (the “Plan”). Subject to the approval of the Board of Directors of the Company (the “Board”) and the provisions of the Plan, you will receive an option to purchase 6% (848,386) shares of Common Stock of the Company (the “Shares”), at a per share purchase price determined by the Board to be the fair market value of the Common Stock at the time of grant. The Shares subject to the option shall vest over a three (3) year period, such that 33.3% of the Shares shall vest on the one (1) year anniversary of the vesting commencement date, and 1/36th of the Shares subject to the option shall vest monthly thereafter on the last day of the month, so that the option will be fully vested and exercisable three (3) years from your vesting commencement date, provided that you are still employed at the time of any such vesting date. Vesting commencement date will be your employment start date. The option and the Shares subject to the option will be subject to the provisions of the Plan and a Stock Option Agreement to be entered into by you and the Company, and will be subject to dilution when and if additional investments are made or received by the Company. To the extent they become vested, any stock options granted to you by the Company will be exercisable for the full term of each such option, regardless of any termination of your employment relationship with the Company.

Subject to the approval of the Board of Directors of the Company (the “Board”) and the provisions of the Plan, fully-vested options to purchase additional shares of Common Stock of the Company will be awarded to you for securing further funding for the Company as follows

1.0% (141,398) shares for securing financing over $40m or

2.0% (282,795) shares for securing financing over $60m,

at a per share purchase price determined by the Board to be the fair market value of the Common Stock at the time of grant, which will be upon the successful closing of such financing. The option and the Shares subject to the option will be subject to the provisions of the Plan and a Stock Option Agreement to be entered into by you and the Company, and will be subject to dilution when and if additional investments are made or received by the Company. Such option(s) will also be exercisable for the full term of each such option, regardless of any termination of your employment relationship with the Company.

To the extent you elect to exercise your right to purchase any of your vested shares of stock subject to any of your Company-granted stock options, the Company agrees that, at your election, you may pay the exercise price for such shares either: (i) by cash, check, bank draft or money order payable to the Company; or (ii) by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of common stock issued upon exercise of your options by the largest whole number of shares with a fair market value that does not exceed the aggregate exercise price (you must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash).

During your employment, you will also be eligible to enroll in the Company’s standard employee benefit plans offered to similarly situated employees from time to time, including vacation, group health insurance plans (for you and your dependents), and other benefit programs, subject to plan terms and generally applicable policies, as they are adopted by the Company. You should note that the Company reserves the right to cancel or change the benefit plans and programs it offers to its employees at any time. We will provide you more information regarding these plans upon your request.

You acknowledge that you are not a party to any agreement that in any way prohibits or imposes any restriction on your employment with the Company, and, your acceptance of this offer will not breach any agreement to which you are a party. You will provide the Company with copies of any relevant employment- related agreements with any former employer, including any non-compete agreement that you may have with another company. You specifically warrant that you are not subject to an employment agreement or restrictive covenant preventing full performance of your duties to the Company. We also wish to emphasize that we are hiring you because we believe that you have general skills and experience that will benefit the Company. We are not hiring you to acquire any proprietary or confidential information of your prior employers, and ask that you not bring any such information with you. You agree not to bring to the Company or use in the performance of your responsibilities at the Company any materials or documents of a former employer that are not generally available to the public, unless you have obtained express written authorization from the former employer for their possession and use. You also agree to honor all obligations to former employers during your employment with the Company.

I have also enclosed our standard Employee Confidential Information and Inventions Assignment Agreement, which you are required to sign as a condition of your employment. Upon your acceptance of this offer, please return to me a signed copy of that agreement. As a Company employee, you will also be expected to abide by other Company rules and policies.

Your employment with the Company will be “at-will.” You may terminate your employment with the Company at any time and for any reason whatsoever simply by notifying the Company. Likewise, the Company may terminate your employment at any time, with or without cause or advance notice.

Notwithstanding the above, if the Company terminates your employment without Cause (as defined in the Plan), and other than as a result of your death or disability or you resign for Good Reason (as defined below), and provided such termination constitutes a “separation from service” (as defined under Treasury Regulation Section 1.409A-1(h), without regard to any alternative definition thereunder, a “Separation from Service”), then subject to your obligations below, you shall be entitled to receive the following severance benefits

(collectively, the “Severance Benefits”):

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For a separation of service that occurs during your initial twelve (12) months of employment, the Company will pay you a lump sum amount equal to three (3) months of your then current base salary, less all applicable withholdings and deductions.

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For a separation of service that occurs after your initial twelve (12) months of employment, the Company will pay you a lump sum amount equal to six (6) month of your then current base salary, less all applicable withholdings and deductions.

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If you timely elect continued coverage under COBRA for yourself and your covered dependents under the Company’s group health plans, then the Company will pay the COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents on the termination date until the earliest of (a) the close of the twelve (12) month period following the termination of your employment, (b) the expiration of your eligibility for the continuation coverage under COBRA, or (c) the date when you become eligible for equivalent health insurance coverage in connection with new employment or self-employment; and

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The Company will accelerate the vesting of any options to purchase the Company’s Common Stock as of the date of your termination such that you will be deemed vested in those shares that would have vested in the twenty four (24) month period following your termination, had you remained employed.

In the event such termination without Cause or resignation for Good Reason occurs on or within 90 days prior to, or during the twelve (12) month period following, the closing of a Change in Control (as defined in the Plan), then in lieu of the Severance Benefits, you will be eligible for the following severance benefits (the “CIC Severance Benefits”):

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The Company will pay you an amount equal to twelve (12) months of your then current base salary, less all applicable withholdings and deductions, paid over such twelve (12) month period, as described further below;

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If you timely elect continued coverage under COBRA for yourself and your covered dependents under the Company’s group health plans, then the Company shall pay the COBRA premiums necessary to continue your health insurance coverage in effect for yourself and your eligible dependents on the termination date until the earliest of (a) the close of the twelve (12) month period following the termination of your employment, (b) the expiration of your eligibility for the continuation coverage under COBRA, or (c) the date when you become eligible for equivalent health insurance coverage in connection with new employment or self-employment; and

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The Company will accelerate in full the vesting of all of your unvested options to purchase the Company’s Common Stock as of the date of your termination such that you will be vested in 100% of your options to purchase the Company’s Common Stock.

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The Company will extend the period for you to exercise your vested stock options through the full term of each option. By signing this offer, you acknowledge and agree that this extended exercise period may affect the tax treatment of your awards, and further acknowledge that the Company has advised you to seek independent tax advice on this matter. Additionally, by this Agreement, the Company agrees that, at your election, you may pay the exercise price for such shares either: (i) by cash, check, bank draft or money order payable to the Company; or (ii) by a “net exercise” arrangement pursuant to which the Company will reduce the number of shares of common stock issued upon exercise of your options by the largest whole number of shares with a fair market value that does not exceed the aggregate exercise price (you must pay any remaining balance of the aggregate exercise price not satisfied by the “net exercise” in cash). Except as expressly provided in this section, your stock options shall continue to be governed in all respects by the applicable grant notices, option agreements, and applicable plan documents.

Both the Severance Benefits and the CIC Severance Benefits are conditional upon (a) you continuing to comply with your obligations under your Employee Confidential Information and Inventions Assignment Agreement; (b) you delivering to the Company an effective, general release of claims in favor of the Company in a customary form acceptable to the Company within sixty (60) days following your termination date; and (c) if you are a member of the Board, your resignation from the Board, to be effective no later than the date of your termination (or such other date as requested by the Board). The base salary component of (i) the Severance Benefits, if applicable, will be paid to you in a lump sum on the 60th day following your termination date, and (ii) the CIC Severance Benefits, if applicable, will be paid in equal installments on the Company’s regular payroll schedule and will be subject to applicable tax withholdings over the period outlined above following the date of your termination date; provided, however, that no payments will be made prior to the 60th day following your Separation from Service (in which case, on the 60th day following your Separation from Service, the Company will pay you in a lump sum those amounts that you would have received on or prior to such date under the original schedule but for the delay while waiting for the 60th day in compliance with Code Section 409A and the effectiveness of the release, with the balance of such payments being paid as originally scheduled).

For purposes of this letter agreement, you will have “Good Reason” for your resignation if any of the following actions are taken by the Company without your prior written consent: (a) a material diminution in your duties, authority, or responsibilities (b) a material reduction in your annual base salary rate or annual target bonus; (c) a relocation of your principal place of employment such that your commute increases by thirty-five (35) miles or more; or (d) a material breach by the Company of any obligation to you under any written agreement; provided that Good Reason shall not exist unless you first give written notice to the Company of the alleged basis for Good Reason within thirty (30) days after its occurrence, the Company fails to cure the same within thirty (30) days after such written notice, and you resign within thirty (30) days after the conclusion of such cure period.

It is intended that all of the severance benefits and other payments payable under this letter satisfy, to the greatest extent possible, the exemptions from the application of Code Section 409A provided under Treasury Regulations 1.409A 1(b)(4), 1.409A 1(b)(5) and 1.409A 1(b)(9), and this letter will be construed to the greatest extent possible as consistent with those provisions. To the extent necessary or prudent, you and the Company agree to enter into any modifications of or amendments to this letter agreement that are needed to achieve our intent as described in the previous sentence. For purposes of Code Section 409A (including, without limitation, for purposes of Treasury Regulation Section 1.409A 2(b)(2)(iii)), your right to receive any installment payments under this letter (whether severance payments, reimbursements or otherwise) shall be treated as a right to receive a series of separate payments and, accordingly, each installment payment hereunder shall at all times be considered a separate and distinct payment. Notwithstanding any provision to the contrary in this letter, if you are deemed by the Company at the time of your Separation from Service to be a “specified employee” for purposes of Code Section 409A(a)(2)(B)(i), and if any of the payments upon Separation from Service set forth herein and/or under any other agreement with the Company are deemed to be “deferred compensation”, then to the extent delayed commencement of any portion of such payments is required in order to avoid a prohibited distribution under Code Section 409A(a)(2)(B)(i) and the related adverse taxation under Section 409A, such payments shall not be provided to you prior to the earliest of (i) the expiration of the six-month period measured from the date of your Separation from Service with the Company, (ii) the date of your death or (iii) such earlier date as permitted under Section 409A without the imposition of adverse taxation. Upon the first business day following the expiration of such applicable Code Section 409A(a)(2)(B)(i) period, all payments deferred pursuant to this paragraph shall be paid in a lump sum to you, and any remaining payments due shall be paid as otherwise provided herein or in the applicable agreement. No interest shall be due on any amounts so deferred.

This offer is contingent upon a satisfactory reference check and satisfactory proof of your right to work in the United States. If the Company informs you that you are required to complete a background check, this offer is contingent upon satisfactory clearance of such background check. You agree to assist as needed and to complete any documentation at the Company’s request to meet these conditions.

You agree that, during the term of your employment with the Company, you will not engage in any other employment, occupation, consulting or other business activity directly related to the business in which the Company is now involved or becomes involved during the term of your employment, nor will you engage in any other activities that conflict with your obligations to the Company. Provided, however, that the foregoing shall not apply to your current service on any Board of Directors for any other entity, which service shall continue.

To ensure the rapid and economical resolution of disputes that may arise in connection with your employment with the Company, you and the Company agree that any and all disputes, claims, or causes of action, in law or equity, including but not limited to statutory claims, arising from or relating to the enforcement, breach, performance, or interpretation of this Agreement, your employment with the Company, or the termination of your employment, shall be resolved pursuant to the Federal Arbitration Act, 9 U.S.C. § 1-16, to the fullest extent permitted by law, by final, binding and confidential arbitration conducted by JAMS or its successor, under JAMS’ then applicable rules and procedures for employment disputes before a single arbitrator (available upon request and also currently available at http://www.jamsadr.com/rules-employment-arbitration/). You acknowledge that by agreeing to this arbitration procedure, both you and the Company waive the right to resolve any such dispute through a trial by jury or judge or administrative proceeding. In addition, all claims, disputes, or causes of action under this section, whether by you or the Company, must be brought in an individual capacity, and shall not be brought as a plaintiff (or claimant) or class member in any purported class or representative proceeding, nor joined or consolidated with the claims of any other person or entity. The arbitrator may not consolidate the claims of more than one person or entity, and may not preside over any form of representative or class proceeding. To the extent that the preceding sentences regarding class claims or proceedings are found to violate applicable law or are otherwise found unenforceable, any claim(s) alleged or brought on behalf of a class shall proceed in a court of law rather than by arbitration. This paragraph shall not apply to any action or claim that cannot be subject to mandatory arbitration as a matter of law, including, without limitation, claims brought pursuant to the California Private Attorneys General Act of 2004, as amended, to the extent such claims are not permitted by applicable law to be submitted to mandatory arbitration (collectively, the “Excluded Claims”). In the event you intend to bring multiple claims, including one of the Excluded Claims listed above, the Excluded Claims may be publicly filed with a court, while any other claims will remain subject to mandatory arbitration. You will have the right to be represented by legal counsel at any arbitration proceeding. Questions of whether a claim is subject to arbitration under this agreement shall be decided by the arbitrator. Likewise, procedural questions which grow out of the dispute and bear on the final disposition are also matters for the arbitrator. The arbitrator shall: (a) have the authority to compel adequate discovery for the resolution of the dispute and to award such relief as would otherwise be permitted by law; and (b) issue a written statement signed by the arbitrator regarding the disposition of each claim and the relief, if any, awarded as to each claim, the reasons for the award, and the arbitrator’s essential findings and conclusions on which the award is based. The arbitrator shall be authorized to award all relief that you or the Company would be entitled to seek in a court of law. The Company shall pay all JAMS arbitration fees (including administrator and arbitrator fees) in excess of the administrative fees that you would be required to pay if the dispute were decided in a court of law. Nothing in this letter agreement is intended to prevent either you or the Company from obtaining injunctive relief in court to prevent irreparable harm pending the conclusion of any such arbitration. Any awards or orders in such arbitrations may be entered and enforced as judgments in the federal and state courts of any competent jurisdiction.

Our entire team is eager to welcome you to Quanergy Systems and I personally look forward to working together with you to build our company. This letter, along with the Employee Confidential Information and Inventions Assignment Agreement and your stock option agreements, forms the complete and exclusive statement of your employment agreement with the Company. It supersedes any prior representations, promises or agreements, whether written or oral. Changes in your employment terms, other than those changes expressly reserved to the Company’s discretion in this letter require written modification signed by an officer of the Company. If any provision of this offer letter agreement is determined to be invalid or unenforceable, in whole or in part, this determination shall not affect any other provision of this offer letter agreement and the provision in question shall be modified so as to be rendered enforceable in a manner consistent with the intent of the parties insofar as possible under applicable law. This letter may be delivered and executed via facsimile, electronic mail (including pdf or any electronic signature complying with the U.S. federal ESIGN Act of 2000, Uniform Electronic Transactions Act or other applicable law) or other transmission method and shall be deemed to have been duly and validly delivered and executed and be valid and effective for all purposes.

To indicate your acceptance of the Company’s offer, please sign and date this letter in the space provided below, and sign the enclosed Employee Confidential Information and Inventions Assignment Agreement, and return them to me. A duplicate original is enclosed for your records. If you accept our offer, your first day of employment will be on Friday, March 27, 2020.

Sincerely,

/s/ Patrick Archambault
Patrick Archambault CFO

ACCEPTED & AGREED:

/s/ Kevin Kennedy
Enclosure